CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                  May 8, 2020

VIA EDGAR CORRESPONDENCE

Jennifer Hardy
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:       First Trust Exchange-Traded Fund VIII (the "Trust")
                        File Nos. 333-210186; 811-23147
              ------------------------------------------------------

Dear Ms. Hardy:

     This letter responds to your comments, provided by telephone on November 26, 2019, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the "Trust") with the staff of the Securities and Exchange Commission (the "Staff") on October 10, 2019 (the "Registration Statement"). The Registration Statement relates to the First Trust Multi-Manager Large Growth ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - GENERAL

     Please confirm that the box labeled "this post-effective amendment designates a new effective date for a previously filed post-effective amendment" should not have been checked for this Registration Statement.

RESPONSE TO COMMENT 1

     The Fund confirms that the box was checked in error.

COMMENT 2 - GENERAL

     Please note that where a comment is made in one section of the prospectus, such comment is applicable to all similar disclosures appearing elsewhere in the prospectus.

RESPONSE TO COMMENT 2

     The Fund confirms that revisions made in accordance with the Staff's comments have been applied to similar disclosure throughout the prospectus.

COMMENT 3 - GENERAL

     Please ensure that the ticker symbol is updated on EDGAR pursuant to Rule 313(b)(1) of Regulation S-T.

RESPONSE TO COMMENT 3

     Pursuant to the Staff's request, the Fund confirms that the ticker symbol will be updated on EDGAR upon effectiveness of the Registration Statement.

COMMENT 4 - FEES AND EXPENSES OF THE FUND

     Please include in correspondence along with responses to the other comments herein a completed fee table for the Fund at least five days prior to the effective date of the Registration Statement.

RESPONSE TO COMMENT 4

     Pursuant to the Staff's request, a completed fee table for the Fund has been set forth on Exhibit A in this response and has been filed at least five days prior to effectiveness of the Registration Statement.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

     Please clearly distinguish between the strategies and investments utilized by each Sub-Advisor for the portion of the portfolio allocated to each Sub-Advisor. The Staff notes that the current disclosure has a lot of jargon and terminology that isn't commonly understood (e.g., concentrated, conviction-weighted portfolio).

RESPONSE TO COMMENT 5

      Pursuant   to  the  Staff's  request,  the  prospectus  has  been  revised accordingly.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

     Please provide more information about the universe of securities the Sub-Advisors will select from and describe how these securities will be "weighted by balancing its conviction against any risk considerations."

RESPONSE TO COMMENT 6

     Pursuant to the Staff's request, the prospectus has been revised accordingly. The reference to "weighted by balancing its conviction against any risk considerations" has been removed and a description on how that portion of the Fund's assets are weighted by conviction has been added.

COMMENT 7 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

     Please also provide more details in your disclosure in response to Item 9(b) about these strategies and investments.

RESPONSE TO COMMENT 7

      Pursuant   to  the  Staff's  request,  the  prospectus  has  been  revised accordingly.

COMMENT 8 - PRINCIPAL RISKS

     Please add non-diversification risk in the section entitled "Principal Risks" and in response to Item 9(c).

RESPONSE TO COMMENT 8

      Pursuant   to  the  Staff's  request,  the  prospectus  has  been  revised accordingly.

COMMENT 9 - PRINCIPAL RISKS

     Please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect the Fund's net asset value, yield and total return in accordance with the Staff's guidance in ADI 2019-08 - Improving Principal Risks Disclosure. The Staff noted that "Authorized Participant Concentration Risk" and "Cyber Security Risk" wouldn't be the most significant risks for this fund.

RESPONSE TO COMMENT 9

     The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Staff guidance.

COMMENT 10 - PRINCIPAL RISKS

     Please provide disclosure about the risks from the Fund's principal strategy of investing in companies with improving quality and attractive fundamentals, which appears to signify companies that have not been performing well.

RESPONSE TO COMMENT 10

     The Fund declines to add this additional risk disclosure and clarifies that improving quality and attractive fundamentals are a function of a company's value rather than a reference to companies that have not been performing well.

COMMENT 11 - PRINCIPAL RISKS

     Please provide disclosure about liquidity risk and indicate that in stressed market conditions, the market for the Fund's shares may become less liquid in response to deteriorating liquidity in the markets for the Fund's underlying portfolio holdings, and that this could in turn lead to differences between the market price of the Fund's shares and their net asset value.

RESPONSE TO COMMENT 11

      Pursuant   to  the  Staff's  request,  the  prospectus  has  been  revised accordingly.

COMMENT 12 - PRINCIPAL RISKS

     Please consider adding a foreign currency risk separate from the "Non-U.S. Securities Risk" in the section entitled "Principal Risks" and in Item 9.

RESPONSE TO COMMENT 12

     The Fund declines to add a separate foreign currency risk because it anticipates that the portfolio will be principally composed of securities issued by companies domiciled in the U.S. or non-U.S. companies that are principally traded in the U.S. and American Depositary Receipts.

COMMENT 13 - PRINCIPAL RISKS

     Please add a Brexit risk in the section entitled "Principal Risks" and in
Item 9, if applicable.

RESPONSE TO COMMENT 13

     The Fund declines to add a Brexit risk because it anticipates that the portfolio will not have a significant exposure to European securities.

COMMENT 14 - PERFORMANCE

     Please identify the broad-based securities index the Fund intends to use.

RESPONSE TO COMMENT 14

     The Fund will use the Russell 1000 Growth Index as its broad-based securities index for performance comparison purposes.

COMMENT 15 - MANAGEMENT

     Please state the month and the year that each portfolio manager has served as a part of the portfolio management team of the Fund.

RESPONSE TO COMMENT 15

      Pursuant   to  the  Staff's  request,  the  prospectus  has  been  revised accordingly.

COMMENT 16 - ADDITIONAL INFORMATION ON THE FUND's INVESTMENT OBJECTIVE AND STRATEGIES

     Please reconcile the reference to the Russell 1000 Growth Index in the section entitled "Additional Information on the Fund's Investment Objective and Strategies" with the reference to the Russell 1000 Index in the section entitled "Principal Investments Strategies."

RESPONSE TO COMMENT 16

     References in the prospectus to the "Russell 1000 Index" have been replaced with the "Russell 1000 Growth Index."

COMMENT 17 - ADDITIONAL INFORMATION ON THE FUND's INVESTMENT OBJECTIVE AND STRATEGIES

     The Staff notes that Form N-1A provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. The Staff states that if the Fund's position is that it discloses everything about its principal investment strategies in the summary, then the Fund has not provided a summary or followed the layered disclosure regime adopted by the Commission in the June 2014 guidance regarding mutual fund enhanced disclosure. The Staff notes in particular that there is no disclosure of the strategies or investments utilized by each Sub-Advisor or any discussion on how the Fund's advisors decide which securities to buy and sell. Please revise to provide more fulsome disclosure in response to each requirement of Item 9(b).

RESPONSE TO COMMENT 17

     While some additional disclosure has been added to Item 9 in response to this comment, the Fund believes that the disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension. The Fund notes that part C.3.(a) of Form N-1A states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus."

COMMENT 18 - STATEMENT OF ADDITIONAL INFORMATION

     Instead of stating "since inception," please disclose the month and year for the "Term of Office and Year First Elected or Appointed" column in the Trustee table.

RESPONSE TO COMMENT 18

     The Fund declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

COMMENT 19 - STATEMENT OF ADDITIONAL INFORMATION

     See Instruction 4 to Item 19(a)(3) and please provide all information required by Item 19(a)(3) including the method of calculating the advisory fee unless the Fund is relying on aggregate fee relief. If the Fund is relying on such relief, please disclose and provide the information in the manner required by the order.

RESPONSE TO COMMENT 19

     The Fund is relying on aggregate fee relief and confirms that the information is provided in the manner required by the order.

COMMENT 20 - EXHIBITS

      Please file the actual Sub-Advisory Agreements and not forms of the agreements.

RESPONSE TO COMMENT 20

     The Fund confirms that the agreements will be updated on EDGAR upon effectiveness of the Registration Statement.

                                    ********

     Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                            Very truly yours,

                                            CHAPMAN AND CUTLER LLP

                                            By: /s/ Morrison C. Warren
                                                ------------------------------
                                                    Morrison C. Warren

                                   EXHIBIT A

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees                                                            0.85%
Distribution and Service (12b-1) Fees                                      0.00%
Other Expenses(1)                                                          0.00%
--------------------------------------------------------------------------------
Total Annual Fund Operating Expenses                                       0.85%
--------------------------------------------------------------------------------
(1) "Other Expenses" is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example
The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                           1 Year         3 Years
--------------------------------------------------------------------------------
                              $87            $271
--------------------------------------------------------------------------------